Exhibit 8.1

SUBSIDIARIES OF KORNIT DIGITAL LTD.

Name of Subsidiary	Jurisdiction of Organization	Ownership Interest
Kornit Digital Technologies Ltd.	Israel	100%
Kornit Digital North America Inc.	Delaware	100%
Kornit Digital Europe GmbH	Germany	100%
Kornit Digital Asia Pacific Limited	Hong Kong	100%
Kornit Digital UK Ltd.	England and Wales	100%
Kornit Digital Japan KK	Japan	100%
Custom Gateway Limited	England and Wales	100% owned by Kornit Digital UK Ltd.
Kornit (Shanghai) Digital Co., Ltd.	China	100% owned by Kornit Digital Asia Pacific Limited